March 4, 2016

Jay Ingram
The United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549


Re: Unicobe Corp. (The "Company")
    Registration Statement on Form S-1, File No. 333-206916

Mr. Ingram,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 at 2:00 P.M. (Eastern Time) on Tuesday, March 8, 2016 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges that:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.

Sincerely,

Unicobe Corp.


/s/ Anatoliy Kanev
-------------------------------------
Anatoliy Kanev
President and Chief Executive Officer